EXHIBIT 11

MEDIWARE INFORMATION SYSTEMS, INC.
Computation of Net Income Per Share

	Years Ended June 30,
	2005	2004	2003
Basic income per share
Net income	$2,936,000	$3,607,000	$4,389,000

Weighted-average shares:
Outstanding	7,790,000	7,463,000	7,300,000

Basic income per share	$0.38	$0.48	$0.60

Diluted income per share
Net income	$2,936,000	$3,607,000	$4,389,000

Weighted-average shares:
Outstanding	7,790,000	7,463,000	7,300,000
Options	362,000	711,000	544,000
	8,152,000	8,174,000	7,844,000
Diluted income per share	$0.36	$0.44	$0.56